EXHIBIT 5.1

December 8, 2003

Novatel Wireless, Inc.

9255 Towne Centre Drive

San Diego, CA 92121

Ladies and Gentlemen:

In connection with the registration for resale of 12,671,562 shares of common stock, par value $.001 per share (the “Common Stock”), of Novatel Wireless, Inc., a Delaware corporation (the “Company”), under the Securities Act of 1933, as amended, on Form S-3 as filed with the Securities and Exchange Commission on September 30, 2003 (Registration No. 333-109321), as amended by Amendment No. 1 thereto filed on November 17, 2003 and as further amended by Amendment No. 2 thereto (the “Registration Statement”), you have requested an opinion with respect to the matters set forth below. The shares being registered for resale include: (i) 9,674,277 shares of Common Stock which are issuable upon conversion of 6,772 shares of the Company’s Series B Convertible Preferred Stock currently issued and outstanding and including shares of common stock issuable upon conversion of those shares of Series B Convertible Preferred Stock issued in lieu of dividends payable on such stock (collectively, the “Series B Preferred Stock”) issued in May 2003 (the “2003 Transaction”); (ii) 1,791,035 shares of Common Stock which are currently issuable upon exercise of certain outstanding warrants issued by the Company in connection with the 2003 Transaction and other transactions (collectively, the “Warrants”); and (iii) 1,206,250 currently issued and outstanding shares of Common Stock (the “Shares”).

As the Company’s General Counsel, I am familiar with the proceedings that the Company and its stockholders have taken in connection with the authorization, reservation and issuance of the Common Stock, and for purposes of this opinion I have assumed that the proceedings contemplated by the 2003 Transaction documents will be timely completed in the manner presently set forth in such documents and that the terms of each issuance will otherwise be in compliance with law.

I have examined those instruments, documents and records which I have deemed relevant and necessary for the basis of the opinions hereinafter expressed. In such examination, I have assumed the following: (i) the authenticity of original documents and the genuineness of all signatures, (ii) the conformity to the originals of all documents submitted to me as copies, and (iii) the truth, accuracy, and completeness of the information, representations, and warranties contained in the records, documents, instruments, and certificates that I have reviewed in connection herewith.

Subject to the foregoing, it is my opinion as of the date hereof that:

1. The shares of Common Stock issuable upon conversion of the Series B Preferred Stock have been duly authorized, and when issued upon conversion of the Series B Preferred Stock in accordance with its terms, will be validly issued, fully paid and nonassessable.

2. The shares of Common Stock issuable upon exercise of the Warrants have been duly authorized, and when issued upon exercise of the Warrants in accordance with the terms of the Warrants, as applicable, will be validly issued, fully paid and nonassessable.

3. The Shares have been duly authorized and are validly issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement. It is understood that this opinion is to be used only in connection with the offer and sale of the shares of Common Stock while the Registration Statement is in effect.

Very truly yours,

/s/    PATRICK T. WATERS

Patrick T. Waters

General Counsel

Novatel Wireless, Inc.